UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 001-09057

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEC Energy Group Employee Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEC Energy Group, Inc.
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a)    Financial Statements:

WEC Energy Group Employee Retirement Savings Plan
Report of Independent Registered Public Accounting Firm (December 31, 2022)
Report of Independent Registered Public Accounting Firm (December 31, 2021)
Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022
Notes to Financial Statements
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2022

(b)    Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm -- Baker Tilly US, LLP

23.2 Consent of Independent Registered Public Accounting Firm -- CliftonLarsonAllen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEC Energy Group Employee Retirement Savings Plan
Name of Plan

Date:	June 22, 2023	By:	/s/ Lisa R. George
Lisa R. George, Vice President of Human Resources for WEC Energy Group, Inc.

WEC ENERGY GROUP
EMPLOYEE RETIREMENT SAVINGS PLAN
Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2022 and 2021

WEC ENERGY GROUP EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (December 31, 2022)	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (December 31, 2021)	4

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	6

Notes to Financial Statements	7-15

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022	17

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee and Plan Participants
WEC Energy Group Employee Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the WEC Energy Group Employee Retirement Savings Plan (the Plan) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2023.

Chicago, Illinois
June 22, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee and Plan Participants
WEC Energy Group Employee Retirement Savings Plan
Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of WEC Energy Group Employee Retirement Savings Plan (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of WEC Energy Group Employee Retirement Savings Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

We served as the Plan’s auditor from 2005 – 2022.

Charlotte, North Carolina
June 3, 2022

WEC ENERGY GROUP EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021

(in thousands)	2022	2021
Investments:
Plan interest in Master Trust, at fair value	$1,547,067	$1,989,302
Plan interest in Master Trust, at contract value	135,765	141,191
Total investments	1,682,832	2,130,493

Receivables:
Employer contributions receivable	5,632	4,826
Participant contributions receivable	—	1,189
Notes receivable from participants	14,006	14,534
Total receivables	19,638	20,549

Net assets available for benefits	$1,702,470	$2,151,042

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands)	2022
Additions to net assets attributed to:
Contributions:
Participants	$42,951
Employer	19,657
Rollover	3,814
Total contributions	66,422
Investment loss:
Plan interest in Master Trust investment loss	(315,060)
Interest income from notes receivable from participants	766
Other income	299
Total investment loss	(313,995)
Total additions, net	(247,573)

Deductions from net assets attributed to:
Benefits paid to participants	200,217
Administrative expenses	720
Total deductions	200,937

Net decrease in net assets available for benefits before net transfers	(448,510)

Transfers as a result of transferred employees	(62)

Net assets available for benefits: Beginning of year	2,151,042
End of year	$1,702,470

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

The following description of the WEC Energy Group Employee Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General–The Plan is a defined contribution plan covering certain non-represented employees who are employed by a participating company and represented employees who are represented by a union which elected to participate in the Plan. Seasonal or temporary employees, students and interns, and leased employees are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan assets are held in the WEC Energy Group Defined Contribution Master Trust ("Master Trust"). Assets of two other savings plans sponsored by WEC Energy Group, Inc. (the "Company") are commingled with the Plan in the Master Trust. Each participating plan has a divided interest in specific assets of the Master Trust based on participant account balances.

The Company is the sponsor of the Plan. Fidelity Management Trust Company (the "Trustee") serves as the Trustee for the Master Trust. Fidelity Workplace Services LLC serves as the Plan recordkeeper.

The Plan has an automatic enrollment feature for all newly hired full-time management employees and certain represented employees. These employees are enrolled automatically in the Plan at a pre-tax rate of 3% of their 401(k) eligible wages unless they make an alternate election. In addition, these 401(k) account contributions increase automatically by 1% in each subsequent year up to 6% of eligible wages. If employees enroll, or are automatically enrolled, in the Plan, but do not designate a desired investment strategy, the Trustee will direct the employee's contributions into a target retirement date-based Fidelity Freedom Fund.

Participant Contributions–Participants are allowed to make pre-tax, after-tax, and Roth contributions of up to 75% of their base wages, as defined, subject to certain limitations of the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). Additionally, each participant over age 50 may elect to make catch up contributions subject to certain limitations of the IRC.

Employer Contributions–The Company matches 100% of the first 1% and 50% of the next 6% of participant contributions.

Company match contributions are invested in the same manner as the investment elections set by the participant for his or her pre-tax contributions. However, participants may designate a different investment election for Company contributions than those designated for the participant's contributions. If investment elections have not been set by the participant for his or her pre-tax contributions, the Company match will be invested in the same target retirement date-based Fidelity Freedom Fund as the participant's pre-tax contributions.

Certain employees receive an Employer Retirement Contribution annually to the Plan instead of being enrolled in the Company's defined benefit plans. The Employer Retirement Contribution is made annually, in the first quarter following the year for which the contribution is earned. The following table shows the Employer Retirement Contribution provided under the Plan.

Employee Group	Contribution (% of eligible compensation)
Non-represented management employees:
Hired, rehired, or transferred on or after January 1, 2015	6%
Local 2006 employees:
Hired on or after May 1, 2017	7%
Local 2150 regular employees:
Hired, rehired, or transferred on or after September 15, 2017	7%

Participant Accounts–Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and withdrawals, Company contributions, as applicable, and the allocated share of the investment activities for each investment option in which he or she participates. Allocations of investment income and administrative expenses are based on participant earnings or account balances, or participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account.

Vesting–Participants are immediately vested in their contributions plus actual earnings thereon. Upon completion of one year of service or upon attainment of 59-1/2 years of age while in the service of the Company, participants become 100% vested in the Company's matching contributions and the Employer Retirement Contribution, plus actual earnings on those contributions. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or to pay Plan expenses. At December 31, 2022 and 2021, forfeited non-vested accounts totaled $107,347 and $62,554, respectively. Total forfeitures used to reduce Company contributions were $60,450 in 2022. No forfeitures were used to pay Plan expenses in 2022.

Investment Options–The participants' deposits and the Company's contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into various investment funds offered by the Plan, including the WEC Common Stock Fund, which includes Company common stock.

Employee Stock Ownership Plan–The employee stock ownership plan portion of the Plan permits participants invested in the WEC Common Stock Fund to elect to have dividends reinvested in additional units of the WEC Common Stock Fund or to be paid in cash as a taxable distribution.

Voting Rights–Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to the participant's account. Each participant is notified prior to the time such voting rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by participants in the same proportion as directed by participants who gave voting instructions.

Benefit Payments–A participant may take a distribution due under the Plan as a single lump-sum cash payment; installment payments over a period not extending beyond the life expectancy of the participant; or up to four partial withdrawals per Plan year. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $1,000. As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Employee Transfers–In the event that an employee has a change in status and is no longer eligible for this Plan, participation in the Plan shall be suspended. Employees transferred to ineligible positions may be eligible for an elective transfer to another defined contribution plan maintained by the Company. The net transfer of accounts between plans is presented in the statement of changes in net assets available for benefits.

Notes Receivable from Participants–Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Participants are limited to two outstanding loans at any time. New loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%. The interest paid by a participant on their loan balance is credited directly to their individual account.

2.    ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates–The financial statements of the Plan are prepared on the accrual basis of accounting.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. This requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments in Master Trust–Investments of the Master Trust and the Plan's interest in the Master Trust are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts.

Fair Value Measurements–The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•    Level 1–Pricing inputs are unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•    Level 2–Pricing inputs are quoted prices for similar or identical assets or liabilities in active or inactive markets, either directly or indirectly observable, that reflect assumptions market participants would use to price the asset based on market data obtained from sources independent of the Plan. This may include matrix pricing, yield curves and indices. Other inputs are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (i.e., contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•    Level 3–Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant Plan judgment or estimation.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments of the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

•    Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•    WEC Common Stock Fund: Valued at the daily NAV of the underlying investment as calculated by the Trustee. The NAV is used as a practical expedient to estimate fair value. The NAV reflects the combined fair value of the underlying stock and fair value of the short-term cash position. The fair value of the common stock portion of the fund is based on the closing price as of the last day of the year of the stock on its primary exchange times the number of shares held in the fund. After determining the fair value of the stock portion of the fund, the fair value of the cash position, accrued dividends, expenses and/or other liabilities are calculated and the total (i.e., shareholder equity) is divided by the number of outstanding units.

•    Common Collective Trust Funds: Valued at the NAV of units of bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Allocation of Master Trust–Net assets and investment income of the Master Trust are allocated to the participating plans based on their interest in each of the underlying participant-directed investments.

Investment Transactions and Investment Income–Investment transactions of the Plan and the Master Trust are recorded on the trade date. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties–The Plan and the Master Trust provide for various investment options. Investments, in general, are exposed to various risks including, but not limited to, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Administrative Expenses–A flat amount is deducted quarterly from each participant's account to pay for the Plan's administrative expenses such as recordkeeping, communications, investment advisory, audit, reporting, and compliance costs. The Company pays the annual administrative expenses for which participant deductions were not sufficient; conversely, fees collected from participants in excess of the annual administrative costs are allocated back to participant accounts. Loan origination fees are paid by the borrowing participant and charged against the fund from which the borrowings are made. Investment-related expenses are included in the Plan interest in Master Trust net investment income.

Contributions–Participant contributions become payable to the Plan on the pay date on which the contribution was deducted from the employee's pay. The Plan records employer contributions receivable when earned by the participants.

Payment of Benefits–Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants–Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events–Plan management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 22, 2023, the date on which the financial statements were issued, and is not aware of any subsequent events that would require recognition or disclosure.

3.    INVESTMENT IN MASTER TRUST

The net assets of the Master Trust and the Plan's interest in the Master Trust balances as of December 31 were as follows:

	2022		2021
(in thousands)	Master Trust Balances	Plan Interest in Master Trust Balances	Master Trust Balances	Plan Interest in Master Trust Balances
Investments at fair value:
WEC common stock fund	$676,538	$382,517	$731,763	$414,263
Mutual funds	1,671,065	783,833	2,047,015	968,352
Common collective trust funds	559,731	380,717	911,218	606,687
Total investments at fair value	2,907,334	1,547,067	3,689,996	1,989,302
Blended Rate Income Fund, at contract value	208,182	135,765	212,411	141,191
Total investments	$3,115,516	$1,682,832	$3,902,407	$2,130,493

The Master Trust's net investment loss for the year ended December 31, 2022 was as follows:

(in thousands)	2022
Interest and dividend income	$117,353
Net depreciation in the fair value of investments	(689,063)
Net investment loss	$(571,710)
Plan interest in Master Trust net investment loss	$(315,060)

The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets measured at fair value on a recurring basis as of December 31:

	December 31, 2022
(in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$1,671,065	$—	$—	$1,671,065
Total assets in the fair value hierarchy	$1,671,065	$—	$—	$1,671,065
Investments measured at net asset value (1)				1,236,269
Total investments at fair value	$1,671,065	$—	$—	$2,907,334

	December 31, 2021
(in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$2,047,015	$—	$—	$2,047,015
Total assets in the fair value hierarchy	$2,047,015	$—	$—	$2,047,015
Investments measured at net asset value (1)				1,642,981
Total investments at fair value	$2,047,015	$—	$—	$3,689,996

(1)    Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value noted in the table at the beginning of this Note 3.

The following tables summarize the investments measured using the net asset value per share practical expedient as of December 31, 2022 and 2021, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value Estimated Using Net Asset Value per Share
(in thousands)	December 31, 2022
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
WEC common stock fund (1)	$676,538	—	Daily	None
Common collective trust funds	$559,731	—	Daily	None

	Fair Value Estimated Using Net Asset Value per Share
(in thousands)	December 31, 2021
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
WEC common stock fund (1)	$731,763	—	Daily	None
Common collective trust funds	$911,218	—	Daily	None

(1)    The fund invests primarily in the common stock of WEC Energy Group, as well as in short-term investments. The amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and with participant activity in the fund (contributions, redemptions, exchanges, withdrawals, etc.).

4.    GUARANTEED INVESTMENT CONTRACTS HELD BY MASTER TRUST

The Master Trust holds investments in synthetic guaranteed investment contracts as part of the Blended Rate Income Fund ("BRIF") investment option. The synthetic contracts, as valued by the Trustee, and corresponding credit ratings, as of December 31, were as follows:

(in thousands)	S&P Credit Rating 2022	2022	S&P Credit Rating 2021	2021
JP Morgan Chase & Co.	A+	$31,854	A+	$33,652
Nationwide Life Ins. Co.	A+	25,552	A+	19,850
Prudential Ins. Co. of America	AA-	25,500	AA-	26,938
Transamerica Premier Life	A+	25,325	A+	26,754
Pacific Life Ins. Co.	AA-	22,006	AA-	23,247
American General Life Ins. Co.	A+	21,456	A+	21,968
Metropolitan Life Ins. Co.	AA-	21,280	AA-	22,481
Lincoln National Life Ins. Co.	A+	16,831	AA-	10,148
State Street Bank & Trust Co. - Boston	AA-	11,250	AA-	21,776
Massachusetts Mutual	AA+	3,510	—	—
Short-term investment fund		3,618		5,597
All contracts		$208,182		$212,411

The yields earned by the guaranteed investment contracts were as follows:

	2022	2021
Based on actual earnings	2.54%	1.59%
Based on interest rate credited to participants	1.78%	1.10%

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the BRIF, to protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. The Trustee expects a substantial percentage (up to 99%) of the BRIF's assets to be covered by wrap contracts, although they may change this target from time-to-time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula. This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the fund's current contract value. Crediting rates are reset monthly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in net asset value. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•Complete or partial termination of the Plan.
•Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.
•Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.
•Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.
•Exclusion of a group of previously eligible employees from eligibility in the Plan.
•Any early retirement program, group termination, group layoff, facility closing, or similar program.
•Any transfer of assets from the fund directly to a competing option.

At this time, management believes the occurrence of any of these events is not probable.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 5, 2017 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since filing for the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.    RELATED PARTY TRANSACTIONS

The Master Trust invests in Company common stock. In addition, certain Master Trust investments represent shares of mutual funds and a collective trust fund managed by the Trustee. These transactions and the notes receivable from participants are exempt party-in-interest transactions under ERISA regulations.

As of December 31, 2022 and 2021, the Master Trust held 7,138,207 and 7,466,953 shares, respectively, in the WEC Common Stock Fund. The WEC Common Stock Fund is unitized and in total held 7,014,111 and 7,335,815 units as of December 31, 2022 and 2021, respectively.

Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund. The Company provides certain administrative and accounting services to the Plan at no cost.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021 to Form 5500:

(in thousands)	2022	2021
Net assets available for benefits per the financial statements	$1,702,470	$2,151,042
Adjustment from contract value to fair value	(9,086)	976
Net assets available for benefits per the Form 5500	$1,693,384	$2,152,018

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500:

(in thousands)	2022
Net decrease in net assets available for benefits before net transfers per the financial statements	$(448,510)
Less: Adjustment from contract value to fair value, beginning of period	976
Add: Adjustment from contract value to fair value, end of period	(9,086)
Net decrease in net assets available for benefits per the Form 5500	$(458,572)

9.    LEGAL PROCEEDING

On May 10, 2022, a putative class action, Munt, et al v. WEC Energy Group, Inc., et al, was filed in the United States District Court for the Eastern District of Wisconsin - Milwaukee Division. The plaintiffs alleged that WEC Energy Group and others breached their fiduciary duties with respect to the operation and oversight of the Plan in violation of the Employee Retirement Income Security Act of 1974, as amended. The class is alleged to be participants in the Plan from May 10, 2016 through the date of judgment. The complaint seeks injunctive relief, damages, interest, costs, and attorneys' fees. The Company is vigorously defending against the allegations made in this lawsuit and intends to continue to do so.

SUPPLEMENTAL SCHEDULE

WEC ENERGY GROUP	Plan: 031
EMPLOYEE RETIREMENT SAVINGS PLAN	EIN: 39-1391525

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

(a), (b), (c)	(d)	(e)

Identity of Issue and Description of Investment	Cost	Current Value
Other:
Participant loans, interest rates ranging from 4.25% - 10.50%, with various maturities *	$—	$14,006,000
Total	$—	$14,006,000

*    Represents a party-in-interest.